April 29, 2010

Via EDGAR and Facsimile

Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20249

Attn:       Russell Mancuso

Ruairi Regan

Re:          World Heart Corporation
                 Registration Statement on Form S-3

Filed March 26, 2010
                 File Number: 333-165721

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act, World Heart Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 12:00 p.m., Washington, D.C. time, on April 30, 2010, or as soon thereafter as practicable.

The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

World Heart Corporation

/s/ Morgan R. Brown

Name: Morgan R. Brown

Title:  Chief Financial Officer

cc:  Mark Weeks